FOR IMMEDIATE RELEASE                        Contact: Guy T. Marcus
February 6, 1997                                      Vice President-Inv. Rel.
                                                      (214) 978-2691

                     HALLIBURTON $125 MILLION NOTES OFFERING

     DALLAS, Texas -- An offering of $125 million principal amount Halliburton Company (NYSE-HAL)6.75% notes due February 1, 2027 under the company's medium-term note program was underwritten today by Merrill Lynch & Co., Lehman Brothers, Morgan Stanley & Co. Incorporated and NationsBanc Capital Markets, Inc.

     The notes were priced at 99.781%, to yield 6.781% to maturity. The notes may not be redeemed at the option of Halliburton prior to maturity. Each holder of the notes has the right to require the company to repay such holder's notes, in whole or in part, on February 1, 2007. There is no sinking fund applicable to the notes.

     The net proceeds from the sale of the notes will be added to Halliburton's general funds and used for general corporate purposes which may include repayment of debt, acquisitions, and loans and advances to and/or investments in subsidiaries of the company for working capital, repayment of debt and capital expenditures. If Halliburton's previously announced tender offer for the outstanding capital stock of OGC International plc is consummated, all or part of the purchase price for the shares will be funded from the net proceeds from the sale of the notes.

                               Page 5 of 6 Pages
                       The Exhibit Index Appears on Page 4

     Halliburton Company is one of the world's largest diversified energy services, engineering, maintenance, and construction companies. Founded in 1919, Halliburton provides a broad range of energy services and products, industrial and marine engineering and construction services.


                                      # # #






















                               Page 6 of 6 Pages
                       The Exhibit Index Appears on Page 4